Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES RESULTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2011

Calgary, Alberta, February 2, 2012 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) today announced results for the three months ended December 31, 2011.

The Company has prepared its consolidated financial statements in conformity with accounting principles generally accepted in the United States (US GAAP).  Unless otherwise specified, all dollar amounts discussed are in Canadian dollars.

Highlights of the Three Months Ended December 31, 2011

•
Consolidated revenues increased 7.4% compared to the same period last year. The Piling division completed a record quarter achieving a 37.5% year-on-year revenue increase to deliver $16.5 million of profit on $51.7 million of revenue.

•
The Company announced $128 million of new contracts, including initial earthworks at Total’s Joslyn North Mine Project and above-ground industrial construction work at the Mt. Milligan Copper/Gold Project in northern British Columbia.

•
The Company signed a Memorandum of Understanding with Canadian Natural Resources Limited (Canadian Natural), which outlines a proposed resolution to the outstanding issues related to the long-term overburden removal contract and enabled NAEP to resume work beginning January 2, 2012 under a temporary cost-plus margin arrangement.

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Consolidated Financial Highlights

	Three Months Ended		Nine Months Ended
(dollars in thousands,	December 31,		December 31,
except per share amounts)	2011	2010	2011	2010
Revenue	$284,630	$265,086	$724,039	$683,538
Gross profit	$20,040	$30,807	$60,032	$75,524
Gross profit margin	7.0%	11.6%	8.3%	11.0%
General and administrative expenses	$15,136	$16,509	$39,738	$45,515
Operating income	$2,808	$11,227	$15,422	$24,605
Operating margin	1.0%	4.2%	2.1%	3.6%
Net (loss) income	$(1,890)	$3,742	$(4,285)	$(4,198)
Per share information
Net (loss) income - basic	$(0.05)	$0.10	$(0.12)	$(0.12)
Net (loss) income - diluted	$(0.05)	$0.10	$(0.12)	$(0.12)
Consolidated EBITDA(1)	$15,477	$25,309	$49,417	$60,097
Capital spending	$18,158	$11,307	$35,489	$30,108

(1)	For a definition of Consolidated EBITDA and reconciliation to net income, see “Non-GAAP Financial Measures” and “Consolidated EBITDA” at the end of this release.

“Our revenues grew by 7.4% in the third quarter as a result of increased activity under our master services agreements with Suncor and Syncrude, strong demand in Piling and increased activity on two large-diameter Pipeline projects,” said Rod Ruston, NAEP’s President and CEO.

On a consolidated basis, the Company achieved revenues of $284.6 million during the three months ended December 31, 2011, up $19.5 million from the same period last year.  These gains were achieved despite a customer cancelling a large program of work on short notice, coupled with the significant year-over-year reduction in revenues from the long-term overburden removal contract with Canadian Natural resulting from the work suspension initiated by this customer on May 18, 2011.

As announced on December 22, 2011, NAEP has signed a Memorandum of Understanding (the “MOU”) with Canadian Natural that outlines a revised contract structure under which NAEP has resumed overburden removal operations at the customer’s site.  The MOU also outlines a proposed settlement and amended terms for the balance of this long-term contract.

“I’m pleased to announce that we returned to the Horizon site and resumed overburden removal operations for Canadian Natural on January 2, 2012,” said Ruston.  “Importantly, we returned to work under a profitable arrangement that is working well while we continue to develop the new permanent agreement .”

Gross profit margin during the three months ended December 31, 2011 decreased to 7.0% from 11.6% in the same period last year, primarily due to lower utilization of the Company's large truck fleet and an increase in pipeline equipment rentals. Spending deferrals and start-up delays with certain oil sands clients led to lower equipment utilization and an under-recovery of equipment maintenance and operating lease costs during the period. Equipment utilization was further reduced by supply issues with Finning, NAEP's Caterpillar parts and heavy equipment maintenance supplier.  Finning has experienced performance issues with its new ERP system that impaired its ability to reliably supply parts for daily maintenance activities and to support planned maintenance schedules for NAEP's heavy equipment.

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Reduced margins on two projects currently underway in the Pipeline segment also negatively impacted gross margin during the current period. The Company is pursuing change orders related to expanded project scope and start-up delays on these pipeline projects. These negative impacts to gross margin were partially offset by increased volumes and margins in the Piling segment, which continued to demonstrate very strong performance.

Moving into the fourth quarter, NAEP expects work volumes and equipment utilization to improve as a result of the resumption of overburden removal activity at the Horizon Mine site, a ramping up of initial earthwork activity at the Joslyn North Mine Project and an anticipated increase in winter muskeg activities.  However, the Company cautions that unseasonably warm temperatures experienced in Fort McMurray during December and January have had a negative impact on certain types of activity in the oil sands.

“While the unseasonably warm weather experienced so far this winter has been beneficial for our Piling division, it has significantly delayed winter muskeg removal activity, which requires frozen ground conditions,” said Mr. Ruston.  “We anticipate that this has negatively impacted our volumes during the month of January.  Colder temperatures finally arrived mid-month and by the end of January, we were running near full capacity.”

Overall, demand for NAEP services remains strong and the Company expects a steady improvement in performance, subject to favourable weather conditions.

Segment Results

Heavy Construction and Mining

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
(dollars in thousands)	2011	2010	2011	2010
Segment revenue	$166,516	$185,325	$489,626	$520,562
Segment profit	$19,580	$20,293	$63,149	$64,774
Segment margin	11.8%	10.9%	12.9%	12.4%

For the three months ended December 31, 2011, revenue from the Heavy Construction and Mining segment was $166.5 million, compared to $185.3 million during the same period last year.  The year-over-year change in revenue primarily reflects the cancellation

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of a significant work program by one of the Company’s customers on short notice coupled with the temporary suspension of work under the Company’s long-term overburden removal contract with Canadian Natural.  After two months of work on a large tailings project for one of the Company’s long-term customers, the tailings project along with the Company’s mining services activities were unexpectedly halted in early December resulting in a large fleet of equipment that could not be redeployed until the start of the muskeg season in January.  Excluding activity from the Canadian Natural contract from both periods, revenues would have been $152.9 million for the three months ended December 31, 2011, compared to $125.6 million in the same period last year, an increase of $27.3 million or 21.7%.

NAEP was successful in offsetting some of the impact of the overburden removal work suspension at Canadian Natural with overburden removal at Suncor Energy Inc. (Suncor) and increased heavy civil work and civil construction work at Suncor, Syncrude and Shell.  These gains were partially offset by the short notice shutdown of tailings construction and mine services activities at one of our customer’s sites and a late start to winter muskeg removal activities at all sites as a result of unseasonably warm weather in December, which delayed the winter freeze-up in the oil sands.  Specialized tailings and environmental activity at Suncor and Syncrude coupled with increased light civil construction work in the oil sands also contributed to segment revenue during the current period.

For the three months ended December 31, 2011, margin on the Heavy Construction and Mining segment revenue increased to 11.8%, from 10.9% of revenue during the same period last year.  This improvement reflects the reduction of lower-margin overburden removal volumes at Canadian Natural and an increase in higher-margin heavy civil construction activity at other sites.  These gains were partially offset by the impact of unsigned change orders at one site and by one-time mobilization and project start-up costs incurred to support long-term work at another project.  These costs were fully expensed during the current period.

Nine month results followed a similar trend, with the decline in revenue resulting from the shutdown of activity at Canadian Natural largely offset by activity on new contracts with other customers.  Margins for the nine month period improved slightly to 12.9% from 12.4% last year.

Piling

Piling
	Three Months Ended		Nine Months Ended
	December 31,		December 31,
(dollars in thousands)	2011	2010	2011	2010
Segment revenue	$51,697	$37,594	$132,407	$83,303
Segment profit	$16,473	$10,324	$32,565	$16,500
Segment margin	31.9%	27.5%	24.6%	19.8%

For the three months ended December 31, 2011, Piling segment revenues climbed to

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$51.7 million, an increase of $14.1 million from same period last year.  The improvement reflects higher piling activity levels in Saskatchewan and Ontario and increased contribution from Cyntech, acquired in November 2010.  Current period revenue includes $10.4 million from three months of Cyntech operations, compared to a $3.5 million contribution during two months of operation last year.  The improvement in Piling segment revenues also reflects unseasonably warm temperatures, which enabled projects to proceed later in the year than normal.

Piling segment margin improved to 31.9%, from 27.5% last year, reflecting better-than-expected performance on a number of large piling jobs, as well as cost efficiencies resulting from uninterrupted production schedules, higher volumes and favorable operating conditions.  Margins also benefitted from stronger pricing.

The significant improvement in operating conditions in the second and third fiscal quarters, higher piling activity levels in Saskatchewan and Ontario and a $24.9 million contribution from Cyntech’s operations led to Piling revenues increasing to $132.4 million for the nine months ended December 31, 2011, up $49.1 million from the same period last year.  Segment profit margins also improved to 24.6% from 19.8% last year.

Pipeline
	Three Months Ended		Nine Months Ended
	December 31,		December 31,
(dollars in thousands)	2011	2010	2011	2010
Segment revenue	$66,417	$42,167	$102,006	$79,673
Segment loss	$(2,941)	(1,641)	$(1,962)	(1,485)

For the three months ended December 31, 2011, Pipeline segment revenue increased to $66.4 million, from $42.2 million during the same period last year.  Revenue in the current period was primarily generated by the large-diameter pipeline projects in Northeast British Columbia and Northern Alberta.  During the current period the Company started construction on a new contract with TransCanada PipeLines Ltd. and work on a new pipeline maintenance contract also began, with activity scheduled to take place at different sites across Canada.

The Pipeline segment incurred a loss of $2.9 million in the three months ended December 31, 2011, compared to a loss of $1.6 million during the same period last year.  Client-driven start-up delays on one of the current large-diameter pipeline projects and unsigned change orders related to expanded project scope on the other have resulted in significant claims.  Revenue on these claims is being recognized only to the extent of costs incurred until the claims are resolved.  In addition, the Pipeline segment experienced higher than anticipated cost escalation which negatively affected the estimated profitability of the two current projects.  The Company is pursuing change orders related to the expanded project scope and start-up delays with its clients.  The loss in the prior-year period reflects

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reduced productivity on one contract, as well as changes in project scope for a second contract.

For the nine months ended December 31, 2011, Pipeline segment revenue increased to $102.0 million, from $79.7 million during the same period last year.  For the same nine-month period, the segment incurred a loss of $2.0 million, compared to a loss of $1.5 million last year.  Current year profitability was negatively affected by unsigned change orders on the two current pipeline projects, higher than anticipated cost escalation on the same two projects along with an increase in the estimated cost to complete spring clean-up and warranty work on two prior-year projects in Northern British Columbia.  Contributing to the segment loss for the current period was an increase in the estimated loss related to the completion of a large-diameter pipe project in Southern British Columbia.  Prior-year profitability was negatively affected by project delays on the same large-diameter pipe project in Southern British Columbia.

Outlook

Looking forward, the Company anticipates a strengthening of activity levels and revenues in the fiscal fourth quarter, tempered by an unseasonably late winter that delayed muskeg removal activity through much of January.

In the recurring services business, high levels of muskeg removal activity are anticipated through February and March and overburden removal activity is expected to continue to grow at Canadian Natural’s Horizon site as a result of resuming operations on January 2, 2012.

On the project development side of the business, NAEP is ramping up production under its recently announced initial earthworks contract at the Joslyn North Mine Project and under its industrial construction contract at the Mt. Milligan Copper/Gold Project in Northern British Columbia.  The Company is also carrying out construction on Syncrude’s Shear Key as part of this customer’s mine train relocation project.   Construction work volumes on some contracts have been impacted this year by project start-up delays and slower-than-expected ramp up during the year and these delays could continue to affect construction work volumes in the fourth quarter.  Overall, however, the backlog of work remains strong and NAEP continues to actively bid on a wide range of new projects.

The outlook for the Piling business remains positive with solid industry fundamentals and a large project backlog supporting management’s expectation of continued strong performance from this segment through the fourth quarter.

With respect to the Pipeline division, the Company’s priority will be to complete its work on installing 26.3 kilometers of 20-inch and 24-inch diameter pipeline under a new contract with TransCanada PipeLines Ltd. and continue with the pipeline integrity work the Company commenced in December for Enbridge.  Overall, the fundamentals of the

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pipeline business have improved over the last six-to-nine months with respect to both pricing and the balance of risk but this improvement has failed to deliver the results NAEP expects from this business segment.

Given the continued poor results from this segment, the Company is currently examining its options as to its future in this business.  In the meantime, bidding activity for additional work will be very limited and selective.

With respect to the Canadian Natural contract, the Company is continuing to work through the issues with its customer with the view to finalizing the new arrangements as soon as possible.  In the meantime, NAEP is working on the Horizon site under a profitable contract structure, the benefit of which will be reflected in future results.

Conference Call and Webcast

Management will hold a conference call and webcast to discuss its financial results for the three months ended December 31, 2011 tomorrow, Friday, February 3rd at 9:00 am Eastern time.

The call can be accessed by dialing:

Toll free: 1-877-407-9210
International: 1-201-689-8049

A replay will be available through March 2, 2012 by dialing:

Toll Free: 1-877-660-6853
International: 1-201-612-7415
Account: 286
Conference ID: 387867

The live and archived webcast can be accessed at:

http://www.investorcalendar.com/IC/CEPage.asp?ID=167245

Non-GAAP Financial Measures

This release contains non-GAAP financial measures.  These measures do not have standardized meanings under US GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  The non-GAAP financial measure disclosed by the Company in this release is Consolidated EBITDA (as defined within the credit agreement).  The Company provides a reconciliation of Consolidated EBITDA to net income reported in accordance with US GAAP below.  Investors and readers are

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encouraged to review the reconciliation of this non-GAAP financial measure to reported net income.

Consolidated EBITDA

Consolidated EBITDA is a measure defined by the Company’s credit agreement.  This measure is defined as EBITDA (which is calculated as net income before interest, income taxes, depreciation and amortization) excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment the impairment of goodwill, the $42.5 million revenue writedown related to the Canadian Natural  overburden removal contract for the three months and fiscal year ended March 31, 2011 and certain other non-cash items included in the calculation of net income. The credit agreement requires the Company to maintain a minimum interest coverage ratio and a maximum senior leverage ratio, which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in the Company being required to immediately repay all amounts outstanding under its credit facility. Consolidated EBITDA should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows as a measure of liquidity. Consolidated EBITDA has important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under US GAAP.  For example, Consolidated EBITDA:

•	does not reflect cash expenditures or requirements for capital expenditures or capital commitments;

•	does not reflect changes in cash requirements for working capital needs;

•	does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on debt;

•	excludes tax payments that represent a reduction in cash available to the Company; and

•	does not reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

Consolidated EBITDA also excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses, may ultimately result in a liability that will need to be paid and in the case of realized losses, represents an actual use of cash during the period.

A reconciliation of net income to Consolidated EBITDA is as follows:

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	Three Months Ended		Nine Months Ended
	December 31,		December 31,
(dollars in thousands)	2011	2010	2011	2010
Net (loss) income	$(1,890)	$3,742	$(4,285)	$(4,198)
Adjustments:
Interest expense	7,599	7,193	22,524	22,630
Income tax (benefit) expense	(643)	2,374	(1,927)	3,857
Depreciation	10,319	10,501	27,939	26,758
Amortization of intangible assets	1,174	992	4,463	2,252
Realized and unrealized gain on
derivative financial instruments	(2,392)	(2,040)	(960)	(340)
Loss on disposal of property plant
and equipment	273	847	701	1,428
Loss (gain) on disposal of assets	40	873	(456)	848
Stock-based compensation expense	388	468	1,254	1,662
Equity in loss of unconsolidated joint
venture	609	359	164	876
Loss on debt extinguishment	-	-	-	4,324
Consolidated EBITDA	$15,477	$25,309	$49,417	$60,097

Forward-Looking Information

This release contains forward-looking information that is based on expectations and estimates as of the date of this release.  Forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information.  Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "believe", "expect", "anticipate", "intend", "plan", "estimate", "should", "may", "could", "would", "target", "objective", "projection", "forecast", "continue", "strategy", "position" or the negative of those terms or other variations of them or comparable terminology.

Examples of such forward-looking information in this release include but are not limited to, the following: that the Company expects work volumes and equipment utilization to improve as a result of the resumption of overburden removal activity at the Horizon Mine site, a ramping up of initial earthwork activity at the Joslyn North Mine Project and an anticipated increase in winter muskeg removal; that the Company expects a steady improvement in performance, subject to favourable weather conditions; that the Company anticipates a strengthening of activity levels and revenues in the fourth quarter, despite an unseasonably late winter that delayed muskeg removal activity through much of January; that the Company expects high levels of muskeg removal activity through February and March;that the Company expects the benefit of working on the Horizon site under a profitable contract structure will be reflected in future results; that start-up delays and slower-than-expected ramp up on certain projects could continue to affect construction work volumes in the fourth quarter; that the Company expects strong

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performance from Piling segment through the fourth quarter; and that the Company believes the business climate in the Pipeline industry will continue to improve.

There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information. Each of the forward-looking statements in this news release is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect. The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties that could cause actual results to differ materially from the information presented in the above are discussed in NAEP’s Management Discussion & Analysis for the three months ended December 31, 2011. While management anticipates that subsequent events and developments may cause its views to change, the Company does not intend to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents management’s views as of the date of this document and such information should not be relied upon as representing their views as of any date subsequent to the date of this document.

For more complete information about NAEP, you should read the disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting the SEC website at www.sec.gov or SEDAR on the CSA website at www.sedar.com.

About the Company

North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. NAEP maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:	Kevin Rowand
Investor Relations
North American Energy Partners Inc.
Fax: Office: (780) 969-5528
(780) 969-5599
Email: krowand@nacg.ca

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